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UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITES EXCHANGE ACT OF 1934

For the month of July, 2008

Commission File Number 28980

ROYAL STANDARD MINERALS INC.

(Translation of registrant's name into English)

3258 MOB NECK ROAD, HEATHSVILLE, VIRGINIA 22473

(Address of principal executive offices)

Indicated by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F X Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- __________.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized. Royal Standard Minerals Inc. (Registrant)
Date: July 15, 2008
By \S\ Roland M. Larsen President & CEO
SEC1815 (04-07)

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ROYAL STANDARD MINERALS INC.

C.U.S.I.P. # 780919106 TSX.V:RSM LISTED: STANDARD & POORS OTCBB:RYSMF

ROBERT N. GRANGER APPOINTED CHAIRMAN OF RSM BOARD OF DIRECTORS

RSM TO ENTER INTO A JOINT VENTURE TO DEVELOP COAL PROPERTIES IN EASTERN KENTUCKY

FOR IMMEDIATE RELEASE

ROYAL STANDARD MINERALS INC., “RSM”, JUNE 12, 2008 MANHATTAN, NEVADA, Royal Standard Minerals Inc. is pleased to announce that it has appointed Robert N. Granger Q.C. as Chairman of the Board. Mr. Granger, an Ontario resident, has practiced law in Toronto, Ontario for more than 30 years mainly in the corporate and securities law areas. He has been an officer and director of a number of resource companies during this period. Currently Mr. Granger serves as Chairman of Harricana River Mining Corporation as well as a director and officer of a number of other companies. Roland M. Larsen indicates, “we are pleased to have the depth of experience that Mr. Granger has to help provide management strength to RSM going forward.”

Roland M. Larsen, CEO to announce that Royal Standard Minerals Inc.(RSM) has reached an agreement in principle with Sharpe Resources Corporation on which he also serves as CEO and (SHO.H, OTCBB:SHGPF) to jointly develop and operate a number of coal projects in Eastern Kentucky. Sharpe currently controls 100% interests in a number of coal projects in West Virginia and Eastern Kentucky. To enter into the transaction RSM has agreed in principle to advance to the project up to $2 million to facilitate the startup.

In order to conduct the negotiations and settlement of definitive agreements in this connection, the board of RSM has appointed an independent committee of directors consisting of Robert N. Granger (chairman) Mackenzie I. Watson and James C. Dunlap to evaluate finalize and recommend the transaction to the Board of Directors of the Company if warranted. It is anticipated that the business will operate as a joint venture between the companies at least at the outset.

In an effort to achieve diversity within its natural resource portfolio the RSM has entered into the jv program mentioned above focused initially on the eastern Kentucky coal fields with Standard Energy Company a subsidiary of Sharpe Resources Corporation. The joint venture will involve the opportunity for RSM to earn a 40% interest in coal projects that Standard has acquired or holds under option agreements. RSM can earn its $40% interest by advancing four projects to production over the next 12 months.

The Central Appalachian coal region is a major participant in the domestic and international coal markets and a leading exporter of metallurgical coal. This region to include Eastern Kentucky and southwestern West Virginia are participating in one of the one of the hottest coal markets in memory, a perfect storm that has descended on the worldwide coal business with no apparent near term solution to international demand because of the overwhelming growth in China, and unsatisfied demand in Europe and India. The international coal producers cannot keep pace with demand, this in turn has a direct impact (pricing pressure) on the domestic coal market. The Central Appalachian region is the site of one of the few areas in the US that holds large resources of metallurgical coal. Coal prices are up to $200-$250 per ton for metallurgical coal and in the $100-$150/ton range for high btu steam coal.

Stock prices for coal companies operating in this region in the past 6-10 months have increased in many cases, by more than 300% in this market with new stock market highs almost on a daily basis. RSM is getting into a market that offers the potential for rapid growth and at the same time provide it with some diversity into the strong energy business. The energy business is seen as being more immune to market conditions that affect volatility in the other commodities.

RSM will continue to work diligently on its gold projects in Nevada as part of an effort to advance the development programs that are currently in progress. Particular attention will be maintained on the Goldwedge project in an effort make this property profitable in the near term. To this end the Company has recently acquired and installed another Knelson Concentrator.

RSM is a natural resource exploration and development company. For further information about this release contact Mr. Rich Kaiser, Investor Relations, 800-631-8127.

The TSX.V Exchange does not accept responsibility for adequacy or accuracy of this release as per Exchange Policy 3.3 section 6.5.

Royal Standard Minerals cautions that the statements made in this press release and other forward looking statements made on behalf of the Company may be affected by such other factors including, but not limited to, volatility of mineral prices, product demand, market competition, imprecision of mineral estimates, and other risks detailed herein and from time to time in the Securities and Exchange Commission filings of the Company.

For more information Please call Roland Larsen, Qualified Person NI-43-101 @ (775) 487-2454 or FAX @ (775) 775-2460 Visit our website at RoyalStandardminerals.com